Digital Brands Group, Inc.

1400 Lavaca Street

Austin, TX 78701

September 5, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Digital Brands Group, Inc.
Request for Withdrawal of Registration Statement on Form S-1
File No. 333-272965

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Digital Brands Group, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s registration statement on Form S-1 (File No. 333-272965) initially filed with the Commission on June 28, 2023 (the “Initial Filing”), Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-272965) filed on August 2, 2023 (Amendment No. 1”), Amendment No. 2 to the Company’s Registration Statement on Form S-1 (File No. 333-272965) filed on August 4, 2023 (Amendment No. 2”), and Amendment No. 3 to the Company’s Registration Statement on Form S-1 (File No. 333-272965) filed on August 24, 2023 (Amendment No. 3” together with the Initial Filing, Amendment No. 1 and Amendment No. 2, and all exhibits thereto, the “Registration Statement”).

The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering at this time.

The Registration Statement has not been declared effective. The Company confirms that no securities have been sold pursuant to the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors as contemplated by paragraph (a) of Rule 477. The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

It is the Company’s understanding that this request will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this request will not be granted.

If you have any further questions regarding this request for withdrawal, or if you require any additional information, please contact the undersigned at (209) 651-0172 or Thomas J. Poletti of Manatt, Phelps & Phillips, LLP at (714) 371-2501.

Sincerely,

Digital Brands Group, Inc.

By:	/s/ John Hilburn Davis IV
Name:	John Hilburn Davis IV
Title:	President and Chief Executive Officer

cc: Thomas J. Poletti, Esq.